EXHIBIT D-1

BEFORE THE

LOUISIANA PUBLIC SERVICE COMMISSION

Ex Parte, In re: Application of Entergy Louisiana, Inc. )
For Authorization to Implement a Plan of Internal )
Restructuring that Would Result in the Conversion of )
its Form of Business Organization from a Corporation )
to a Limited Liability Company )

Docket No. S-_______

APPLICATION OF ENTERGY LOUISIANA, INC.

Pursuant to the Rules of Practice and Procedure of the Louisiana Public Service Commission ("LPSC" or the "Commission") and the Commission's General Order of March 18, 1994 1 and the related General Orders of June 7, 1968, and June 16, 1953, Entergy Louisiana, Inc. ("ELI" or the "Company") submits this Application requesting authorization to implement a plan of internal restructuring that would result in the conversion of its form of business organization from a corporation to a limited liability company. The restructuring is intended to reduce ELI's Louisiana corporate franchise tax by approximately $10 million, annually, thereby reducing the utility's revenue requirement. The restructuring will not impair the provision of safe, efficient, and reliable service at reasonable rates to ELI's retail customers (who will become customers of the utility) nor will it impair the effectiveness of the LPSC's ability or authority to regulate the rates and services to be provided by the newly restructured utility. Thus, the restructuring will have no adverse effect upon the LPSC-jurisdictional rates or service currently provided to ELI's customers. For these reasons, ELI respectfully submits that its proposed internal restructuring comports with the public interest, including the standards enumerated in the Commission's March 18, 1994 General Order, and ELI requests the Commission to authorize ELI to proceed with the restructuring. Accompanying this Application as Exhibit 1 is an affidavit of Bruce M. Louiselle, which affidavit provides further detail and support for the matters set forth in this Application.

Overview

1.

ELI is a Louisiana corporation duly authorized and qualified to do and doing business in the State of Louisiana, created and organized for the purposes, among others, of manufacturing, generating, transmitting, distributing, and selling electricity for power, lighting, heating and other such uses, and is engaged in the business thereof in forty-six (46) of the sixty-four (64) parishes of the State of Louisiana. ELI provides retail and wholesale electric service to approximately 662,000 customers. ELI owns a transmission system comprised of approximately 2,700 miles of transmission lines and associated facilities by which it provides transmission service pursuant to the open access transmission tariff maintained by Entergy Services, Inc. on file with Federal Energy Regulatory Commission ("FERC"). A map of the ELI system is provided as Exhibit 2.

2.

ELI is one of five electric utility operating companies owned by Entergy Corporation ("Entergy"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended. The other Entergy Operating Companies are Entergy Gulf States, Inc., Entergy Arkansas, Inc., Entergy New Orleans, Inc., and Entergy Mississippi, Inc. Entergy Services, Inc. ("ESI") is an affiliated service company of ELI and provides certain services at cost to ELI and the other Entergy Operating Companies. Other than as explained below regarding ELI's ownership interest in System Fuels, Inc., none of ELI's affiliates are involved in the proposed restructuring.

3.

Pursuant to La. Rev. Stat. Section 47.601A, ELI currently is obligated to pay corporate franchise taxes to the State of Louisiana. These taxes impose a substantial financial obligation on ELI and its customers. For example, ELI's 2005 Louisiana corporate franchise tax liability is $10.3 million. Louisiana law requires every Louisiana corporation (and every non-Louisiana corporation that qualifies to do business in Louisiana or is doing business in Louisiana) to pay this tax. However, Louisiana law does not subject limited liability companies to this tax.

4.

In LPSC Docket No. U-20925 (RRF 2004), the Commission Staff recommended that ELI undertake to review the feasibility of restructuring its business form into a limited liability company in order to eliminate ELI's obligation to pay corporate franchise taxes. The Company agreed to this recommendation and agreed further to provide interim reports regarding the status of its restructuring efforts. This proposed restructuring implements the Staff's recommendation in Docket No. U-20925 (RRF 2004). Further, as set forth in the Formula Rate Plan recently approved by the Commission for ELI in Order No. U-20925 (RRF 2004),2 upon the approval of the proposed restructuring, the resulting decrease in ELI's jurisdictional revenue requirement (which consists of the anticipated corporate franchise tax savings less the costs associated with this restructuring that are paid to third parties and those internal costs billed to the restructuring project, amortized over an appropriate period of time) shall be reflected fully through the FRP outside of the FRP sharing mechanism.

5.

Under the proposed restructuring, through a multi-step process, the utility operations of ELI will be transferred to a limited liability company, "Entergy Louisiana, LLC" or "ELL." As described in further detail below, ELL will be a limited liability company organized under the laws of the State of Texas. ELL will assume all of the regulated utility obligations of ELI and substantially all of the property and other assets of ELI, including all assets used to provide retail and wholesale electric service to ELI's customers. ELL's retail utility operations will remain subject to the jurisdiction of the LPSC to the same extent that the LPSC currently possesses jurisdiction over ELI's retail utility operations. As part of this restructuring effort, certain undeveloped real estate owned by ELI, as well as ELI's ownership interest in System Fuels, Inc. ("SFI")3 and in a long-term note receivable from SFI, and a sufficient level of working capital, will be transferred to Entergy Louisiana Properties, LLC ("ELP"), another Texas limited liability company.4  Like ELL, ELP will be subject to the jurisdiction of the LPSC, and, for purposes of establishing the retail rtes of ELL, the Commission should consider the assets and liabilities of ELL and ELP on a consolidated basis.. All of the common membership interest of ELL and ELP will be owned by Entergy Louisiana, Inc., a Texas corporation, which will serve as an intermediate holding company primarily in order to ensure that the corporate franchise tax savings that are to be achieved by the conversion of ELI into a limited liability company will be realized and not simply transferred from ELI to Entergy Corporation. Attached as Exhibit 3 are organizational charts pre-and post-restructuring.

Description of the Proposed Restructuring

6.

ELI proposes to accomplish its restructuring in two steps. In the first step of the restructuring, ELI will change its place of incorporation from Louisiana to Texas. Section 164 of the Louisiana Business Corporation Law and Article 5.17 of the Texas Business Corporation Act ("TCBA") provide the basis to convert a Louisiana corporation to a Texas corporation. Under these statutes, ELI will adopt a Plan of Conversion under which ELI will continue its existence as a Texas corporation under the name of Entergy Louisiana, Inc. (referred to herein as "ELI Holdings"). All of the common and preferred stock of ELI will continue to be outstanding common and preferred stock of ELI Holdings and will continue to be owned by the same stockholders with the same ownership rights and interests as those stockholders had immediately before the conversion.5  All ownership and other rights in real estate and other property of ELI will continue to be owned by ELI Holdings without further act or deed and without any transfer or assignment, but subject to existing liens. All liabilities and obligations of ELI will continue to be liabilities and obligations of ELI Holdings. A copy of the Plan of Conversion is attached hereto as Exhibit 4.

7.

In the second step of the restructuring, ELI Holdings will enter into a Plan of Merger under Article 5.01 of the Texas Business Corporation Act, under which ELI Holdings will continue to exist, and two new Texas limited liability companies, ELL and ELP, will be created as direct subsidiaries of ELI Holdings. A copy of the Plan of Merger is attached hereto as Exhibit 5. Following the merger, the common and preferred stock of ELI Holdings will continue to be outstanding and owned by the parties who owned the stock immediately prior to the merger. In addition, 146,970,607 units of Common Membership Interests ("Common Units") of ELL will be issued and allocated to ELI Holdings, and 100 units of Common Membership Interest of ELP will be issued and allocated to ELI Holdings.6 These membership interests will represent all the issued and outstanding Common Membership Interests of ELL and ELP.

8.

Substantially all of the real estate and other property owned, leased, and claimed by ELI Holdings immediately prior to the merger will be allocated to and vested in ELL. However, ELI Holdings will transfer to ELP two tracts of undeveloped real estate, known as the St. Rosalie and Wilton Plant sites, ELI's ownership interest in the equity and a long-term note receivable from System Fuel, Inc., an affiliated fuel procurement company, and working capital in an amount sufficient to fund the day-to-day business operations of ELP ( the "ELP Assets").7 The allocation of property under the Texas merger statute to ELL is intended to be tax free under I.R.C. Section 351. The allocation to ELP also will be tax free, because ELP will be a disregarded entity for federal income tax purposes. All liabilities and obligations of ELI Holdings immediately prior to the merger will be allocated to ELL, except liabilities and obligations relating to the ELP Assets, which liabilities and obligations will be allocated to ELP. ELI Holdings will remain obligated for those liabilities and obligations allocated to ELL and ELP at the time of the merger, but not for any obligation or liability incurred by ELL or ELP after the merger. ELI Holdings also will retain an amount of working capital sufficient to meet its business needs. ELL will succeed to and assume all of ELI's jurisdictional tariffs, rate schedules, and service agreements, and provide electric service to ELI's customers without interruption.8 ELL will succeed to and assume all of ELI's rights and obligations under all other agreements that are jurisdictional to the LPSC, the Federal Energy Regulatory Commission, the Council of the City of New Orleans, and all other local, state, and federal regulatory agencies. ELL also will assume all of ELI's rights and obligations under all purchase power agreements pursuant to which ELI currently is purchasing capacity and/or energy.

9.

At the time of the restructuring, ELL will issue for sale to unaffiliated third parties Cumulative Preferred Interests ("Preferred Interests").9 It is anticipated that holders of the Preferred Interests will be eligible to vote, together with the holders of the Common Units, on the election of directors and other matters requiring approval of the members of ELL. As the sole holder of the Common Units, ELI Holdings will have no less than 75% of the combined voting power of the Common Units and, if applicable, the Preferred Interests, and so will have sufficient voting power to elect all directors of ELL and ELP. In addition, as is customary with preferred stock, the holders of the Preferred Interests will be entitled to vote as a class on matters that may adversely affect their interests, such as changes in the terms of their Preferred Interests, certain mergers and similar matters.

10.

Following completion of the restructuring, ELL and ELP will be managed under the authority of managers, each of whom will be called a "Director." Directors will act by majority vote cast either at a meeting or in writing without a meeting. Directors will elect a president (who will be the chief executive officer), treasurer, secretary, and other officers of ELL and ELP. Attached hereto as Exhibit 6 is list of the persons that will serve initially as directors and officers of ELI Holdings, ELL, and ELP. As reflected by this list, ELI's current officers will serve as officers of ELL and ELP in those same capacities.

11.

The restructuring of ELI's utility operations into the limited liability company structure is intended to lessen ELI's corporate franchise tax burden. In Louisiana, limited liability companies, not being corporations, are not subject to the Louisiana corporate franchise tax. Upon completion of the merger, ELL and ELP will be limited liability companies and will not be subject to the Louisiana corporate franchise tax. Absent the restructuring, ELI's 2006 Louisiana corporate franchise tax liability is estimated to be approximately $10.6 million. As set forth in the Formula Rate Plan recently approved by the Commission for ELI in Order No. U-20925 RRF 2004,10 upon the consummation of the restructuring following all required regulatory approvals, including approval of the proposed restructuring by this Commission, the resulting decrease in ELI's jurisdictional revenue requirement (which consists of the anticipated corporate franchise tax savings less the costs associated with this restructuring that are paid to third parties and those internal costs billed to the restructuring project, amortized over an appropriate period of time) shall be reflected fully through the FRP outside of the FRP sharing mechanism.

12.

The state income tax liabilities of ELL and ELP are not expected to be adversely affected by the proposed restructuring. Louisiana follows the federal income tax treatment of limited liability companies, which for ELL and ELP would result in approximately the same Louisiana income tax as would have been paid by ELI. The restructuring itself is tax-free and is not expected to generate either federal or Louisiana income tax liability.

The Proposed Restructuring is Consistent with the Public Interest

13.

The proposed restructuring meets the standards specified in the Commission's General Orders. In reviewing transactions under the 1994 General Order, the Commission considers certain enumerated factors, all of which (to the extent that they apply to a particular transaction) are designed to determine whether the proposed transaction is consistent with the public interest. The public interest test is the overarching standard required by the 1994 General Order.11  As explained below, the proposed restructuring will have no adverse effect on rates, and is, in fact, expected to reduce the Louisiana corporate franchise tax liability currently imposed on ELI, thus reducing the jurisdictional revenue requirement used to set rates for ELI's customers. The proposed restructuring also will in no way impair the ability or authority of the LPSC to regulate the rates and services rendered by ELL to its customers; indeed, the LPSC will maintain the same jurisdiction over the rates and services to be provided by ELL that the LPSC possesses today to regulate the rates and services provided by ELI. Accordingly, the proposed restructuring warrants the Commission's prompt approval as being consistent with the public interest. A specific consideration of the applicable factors set forth in the Commission's 1994 General Order follows.

14.

ELI's proposed restructuring will have no adverse effect on retail rates; indeed, the restructuring is intended to lower the current tax obligation of the regulated utility, which will benefit ELI's customers by lowering ELI's revenue requirement. ELL will succeed to ELI's FERC-jurisdictional tariffs, rate schedules, and service agreements, and none of ELI's customers will be affected adversely by the restructuring. The tax-related savings from the proposed restructuring will have a positive effect on ELL's revenue requirement and, therefore, its future rates. The proposed restructuring will maintain or enhance the financial condition of ELL by reducing its Louisiana corporate franchise tax liability.

15.

ELI's proposed restructuring will not effect a substantive change in control over ELI or its jurisdictional facilities. As restructured, ELL will be an indirect subsidiary of Entergy. The restructuring of ELI into ELL under Entergy's ultimate control will cause no meaningful change in control over ELI or its jurisdictional facilities.

16.

The proposed restructuring will be fully transparent to the LPSC. The restructuring will not affect the ability of a retail regulator, including the LPSC, or federal regulators, to exercise their authority and power to regulate ELL's utility operations. ELL will remain subject to LPSC and federal regulatory jurisdiction in the same manner as ELI currently is subject to LPSC and federal regulatory jurisdiction. The rates charged by ELI to residential customers located in Algiers, Louisiana will continue to be subject to the jurisdiction of the City Council of New Orleans. The jurisdictional service obligations and day-to-day utility operations currently undertaken by ELI will not be affected by the restructuring. Similarly, the LPSC will retain its jurisdiction over the assets owned by ELP, and the LPSC should, for purposes of establishing the retail rates of ELL, consider the assets and liabilities of ELP and ELL on a consolidated basis in any future determination of ELL's rates. The quality of service currently provided by ELI to its customers will not be affected by the restructuring.

17.

The proposed restructuring will not harm competition because it will not change the amount of generation owned or controlled by ELI or its affiliates nor does the restructuring enhance the ability or incentive of ELI, ELL, or any of their pre- or post- restructuring affiliates to affect prices or outputs in the downstream electricity markets or to discourage entry by new generators. There will be no change in the relative ownership or control of generation, transmission assets, or other inputs that could be used as barriers to entry or to affect price. In substance and function, ELL and ELP will represent the same business entity as ELI, and ELL and ELP will own or control exactly the same generation, transmission, and other assets after the reorganization as ELI did before the restructuring. The restructuring will produce no change in market concentration and, by definition, cannot have an adverse effect on competition.

18.

The restructuring will maintain the quality of ELI's management because those persons currently responsible for managing ELI will not change as a result of the restructuring. ELL and ELP will maintain the same officers, in the same positions in which those persons currently serve ELI.12

19.

The proposed restructuring will be fair and reasonable to ELI's employees, as it will not affect the terms and conditions of their employment. The proposed restructuring also will be fair to the shareholders of ELI. Entergy owns all of the common shares of ELI and, after the restructuring, will control all of the Common Interests of ELL and ELP through Entergy's ownership of common shares of ELI Holdings, the intermediate holding company that directly will own the Common Interests of ELL and ELP. The issuance of the voting preferred stock of ELL will not adversely affect ELI Holdings' or Entergy's shareholders.

20.

The restructuring will preserve the jurisdiction of the Commission and its ability to regulate effectively and to audit the Louisiana operations of ELL and ELP. The restructuring will promote the economic efficiency of ELL and its consequent financial ability to operate, maintain and upgrade its electric system, make any repairs and/or improvements to its electric utility system that are appropriate, and comply with all health, safety, and permitting requirements of its electric utility system.

Communications

21.

ELI requests that notices, correspondence, and other communications concerning this Application be directed to the following persons:

T. Michael Twomey 4809 Jefferson Hwy., L-JEF-357 Jefferson, Louisiana, 70121 (504) 840-2657 (504) 840-2681 ttwomey@entergy.com	J. Wayne Anderson 639 Loyola Avenue, L-ENT-26E New Orleans, Louisiana, 70113 (504) 576-4377 (504) 576-5579 jander1@entergy.com

ELI requests that the foregoing persons be placed on the official service list for this proceeding and respectfully requests that the Commission permit the designation of more than one person to be placed on the Official Service List for service in this proceeding.

Other Regulatory Approvals

22.

In addition to approval from this Commission, ELI's proposed restructuring will require the approval of the Securities and Exchange Commission, the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission, and notice to the Council of the City of New Orleans. No other licenses, orders, or approvals from any other regulatory body is required. ELI will provide to the LPSC Staff a copy of each of these filings when they are made with the applicable regulatory agency.

Need for Prompt Disposition

23.

In order to ensure that customers receive the benefit of the proposed restructuring promptly, ELI requests that the Commission act upon this Application at its earliest opportunity so as to allow the restructuring to be accomplished by December 31, 2005, bearing in mind that the restructuring, once approved, will take time to complete. If the proposed restructuring is not completed prior to the assessment of 2006 Louisiana corporate franchise taxes on December 31, 2005, customers will not receive the benefit of the anticipated corporate franchise tax savings for the year 2006. Because of the need for expedited relief, ELI also respectfully requests that this matter be assigned to a Hearing Examiner pursuant to Rule 27 of the Commission's Rules of Practice and Procedure.

WHEREFORE, for the foregoing reasons, Entergy Louisiana, Inc. respectfully requests that the Commission grant this Application and approve its proposed restructuring; that such approval be given by the Commission at its earliest opportunity in order to ensure that ELI can complete the restructuring before corporate franchise taxes for 2006 are assessed; and, for all general and equitable relief that the law may permit.

                                                                                                    Respectfully submitted,

                                                                                                    /s/ Karen H. Freese
                                                                                                    J. Wayne Anderson, Esq., Bar No. 2466
                                                                                                    Karen H. Freese, Esq., Bar No. 19616
                                                                                                    Timothy S. Cragin, Esq., Bar No. 22313
                                                                                                    Mail Unit L-ENT-26E
                                                                                                    639 Loyola Avenue
                                                                                                    New Orleans, Louisiana 70113
                                                                                                    Telephone: (504) 576-4170 (voice)
                                                                                                    (504) 576-5579 (facsimile)

                                                                                                    ATTORNEYS FOR
                                                                                                    ENTERGY LOUISIANA, INC.

_______________________

           1        General Order, In re: Commission Approval Required of Sales, Leases, Mergers, Consolidations, Stock Transfers, and All Other Changes of Ownership or Control of Public Utilities Subject to Commission Jurisdiction, dated March 18, 1994.

            2        Order No. U-20925 RRF 2004, In re: Application of Entergy Louisiana, Inc. for a Change in its Rates and Charges so that those Rates and Charges Will be Sufficient to Permit the Company to Recover All of its Costs, and to Provide the Company with a Reasonable Opportunity to Earn an Increased Rate of Return on its Rate Base that is Just and Reasonable and that Reflects Accurately the Company's Cost of Capital, dated May 25, 2005.

           3       SFI provides fuel procurement services to ELI, Entergy Arkansas, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc.

           4        ELP is the name currently being used to refer to the limited liability company that will be ELL's sister limited liability company. The official name of that entity ultimately might not be "Entergy Louisiana Properties, LLC," although the business function and purpose of the company will not differ materially from what is set forth in this Application.

           5        ELI currently has outstanding 146,970,607 shares of Common Stock, without par value, all of which are held by Entergy. ELI's outstanding Preferred Stock consists of (i) 635,000 shares of Preferred Stock, with a par value of $100 per share, issued in eight series and (ii) 1,480,000 shares of Preferred Stock, with a par value of $25 per share. The Preferred Stock is held by unaffiliated third parties. A portion of this preferred stock may be redeemed prior to the proposed restructuring, with the remainder anticipated to be redeemed within three to six months following implementation of the proposed restructuring.

           6       The rights of ELI Holdings as sole owner of the Common Membership Interests of ELL and ELP will be similar to the rights ELI Holdings would have as the owner of common stock of a business corporation.

        7       Following the restructuring, SFI will continue to provide fuel procurement services to ELL and other Entergy Operating Companies on the same basis as such services currently are provided. The obligations associated with these services will be allocated to and assumed by ELL in its capacity as a customer of SFI.

        8        Entergy Services, Inc. ("ESI") will provide to ELL the same type of corporate, administrative, professional, technical and other support services that it currently provides to ELI. As noted previously, SFI will continue to provide fossil and nuclear fuel procurement services for ELL's oil- and gas-fired electric generating stations and for the Waterford Steam Electric Station, Unit 3 ("Waterford 3"). Entergy Operations Inc. ("EOI") will continue to provide operations and management services for Waterford 3 nuclear power plant, and Entergy will continue to guarantee the performance of EOI's obligations under the related operating agreement. As ELI does today, ELL will provide certain related support services to EOI and will provide technical and other support services to Entergy Enterprises, Inc. ("EEI") and certain other Energy non-utility subsidiaries.

          9        The holders of these preferred interests will have a preference over holders of common interests in dividends and liquidation like the holders of the preferred stock of ELI.

         10        For the text of the Formula Rate Plan approved by the Commission, see Exhibit 4 to Order No. U-20925 RRF 2004.

        11       The June 7, 1968 and the June 16, 1953 General Orders do not set forth a particular standard by which a proposed restructuring should be judged.

        12        The officers of ELL and ELP may change from time to time in the normal course of business, but there will be no changes in the positions held by ELI's current officers in ELL and ELP as a result of the restructuring itself.